EXHIBIT 99.(a)(11)


                              [Press Release]

FOR IMMEDIATE RELEASE:
May 19, 1998

               SIEBE PLC SUCCESSFULLY COMPLETES TENDER OFFER
                        FOR SIMULATION SCIENCES INC.

          United Kingdom-based Siebe plc ("Siebe") announced today the successful completion of its tender offer for all the outstanding shares of common stock, and associated preferred stock purchase rights (collectively, the "Shares"), of Simulation Sciences Inc. ("SimSci") (NASDAQ:SMCI). The Offer was made through S Acquisition Corp., an indirect wholly owned subsidiary of Siebe. The Offer had expired at 12:00 midnight, New York City time, on Monday, May 18, 1998, by which time approximately 13,891,721 Shares had been tendered (including 490,563 Shares tendered by notice of guaranteed delivery). This represented more than 97.9 percent of the outstanding Shares of SimSci. Siebe will accept for payment all the Shares tendered at the tender offer price of $10.00 per share.

          Siebe plc is one of the United Kingdom's largest diversified engineering and electronics groups and incorporates over 200 companies worldwide, employing over 50,000 people. The Group designs and manufactures temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment.

          SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimize productivity and management decision making in the operation of petrochemical and chemical plants and refineries.

Contact:  Barry Francis
          Siebe plc
          011-441-753-855-411

          James P. Prout
          Taylor Rafferty Associates
          212-889-4350